UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes sale of interest in GásLocal

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Rio de Janeiro, September 24, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 09/25/2020, informs that it concluded, on this date, the sale of its 40% interest in the company GNL Gemini Comercialização e Logística de Gás Ltda. (GásLocal) to White Martins Gases Industriais Ltda. (White Martins), ending the controversies arising from the activities of the Gemini Consortium and Gás Local, especially those pending arbitration and issues under litigation. The agreement also foresees adjustments in the commercial conditions for the supply of gas, by Petrobras, as a consortium member of the Gemini Consortium, formed by Petrobras, White Martins and GásLocal, until the end of 2023, in accordance with what was determined by the Administrative Council for Economic Defense (CADE).

After the fulfillment of all the precedent conditions, the signed agreement will result in Petrobras receiving an estimated amount of R$ 60.6 million, of which (i) R$ 56.0 million was paid on the present date and; (ii) R$ 4.6 million, subject to the corrections foreseen in the respective agreement, to be paid within 13 months from the agreement closing date.

This disclosure is in accordance with Petrobras' internal rules and Decree 9,188/2017.

This operation is aligned with the company's portfolio optimization strategy and capital allocation improvement, aimed at the maximization of value.

About GásLocal

GásLocal is a company that operates in the commercialization and logistics of compressed or liquefied natural gas, through cryogenic carts.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer